SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*
GTx, Inc.

(Name of Issuer)
Common Stock, $ 0.001 par value

(Title of Class of Securities)
40052B108

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40052B108	13G/A	Page	2	of	5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mitchell S. Steiner, M.D., F.A.C.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,064,132

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		741,284

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,064,132

WITH	8	SHARED DISPOSITIVE POWER

		741,284

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,805,416

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	(a) ☑ 2,064,131(1)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	IN
(1)     Shares owned by Dr. Steiner’s spouse, as to which Dr. Steiner disclaims beneficial interest

CUSIP No.	40052B108	13G/A	Page	3	of	5

Item 1(a).	Name of Issuer:	GTx, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103

Item 2(a).	Name of Person Filing:	Mitchell S. Steiner, M.D., F.A.C.S.

Item 2(b).	Address of Principal Business Office or, if none, Residence:	175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103

Item 2(c).	Organization/Citizenship:	United States of America

Item 2(d).	Title of Class Of Securities:	Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:	40052B108

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose
Mitchell S. Steiner, M.D., F.A.C.S.	2,805,416	7.7%	2,064,132	741,284	2,064,132	741,284

(1)	Based on 36,420,901 shares of Common Stock outstanding as of December 31, 2009.

CUSIP No.	40052B108	13G/A	Page	4	of	5
Item 5. Ownership of Five Percent or Less of a Class.
Inapplicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Inapplicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Inapplicable
Item 8. Identification and Classification of Members of the Group.
Inapplicable
Item 9. Notice of Dissolution of Group.
Inapplicable
Item 10. Certification.
Inapplicable

CUSIP No.	40052B108	13G/A	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/2010

Date

/s/ Mitchell S. Steiner, M.D., F.A.C.S.

(Signature)

Mitchell S. Steiner, M.D., F.A.C.S.
Chief Executive Officer and Vice Chairman of the Board of Directors of GTx, Inc.